Exhibit 99.7

PRESS RELEASE

Australia: TotalEnergies, INPEX and Woodside Join Forces to
Develop a Major Offshore CO2 Sequestration Project

Paris, August 24, 2022 – The Bonaparte CCS Assessment joint venture between TotalEnergies (26%), INPEX (53%, Operator) and Woodside (21%) has been awarded a Greenhouse Gas Storage Assessment Permit, off the northwest coast of Australia, to carry out evaluation and appraisal work on block G-7-AP, which is considered a promising area for geological storage of CO2. Appraisal work will begin in 2023.

By enabling permanent CO2 sequestration in the region, this project complements existing solutions to avoid and reduce greenhouse gas emissions from Ichthys LNG, a nearby natural gas liquefaction and export terminal that TotalEnergies (26%) is a founding partner. It is also fully consistent with TotalEnergies' initiatives to promote and develop CCS (carbon capture and storage).

“This promising greenhouse gas storage assessment permit is fully in line with our strategy to provide more energy with lower emissions, and our ambition to achieve net zero by 2050, together with society. TotalEnergies aims to develop more than 10 Mt/year of carbon storage capacity by 2030, including storage for its facilities as well as storage services for its customers,” said Julien Pouget, Senior Vice President, TotalEnergies Asia-Pacific E&P & Renewables. “As a partner in both the Ichthys LNG and Bonaparte CCS Assessment joint ventures, TotalEnergies is well positioned to contribute to low carbon LNG production in Australia.”

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TotalEnergies and Carbon Capture and Storage (CCS)

TotalEnergies’ focus is first to avoid then to reduce its emissions by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. In particular, the Company is developing industrial projects for carbon capture, transport, and storage (CCS). Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to achieve its ambition of developing storage capacity of 10 million metric tons of CO2 per year by 2030 through significant industrial projects such as Northern Lights in Norway and Aramis in the Netherlands. Through all its CCS projects, the Company will reduce its own emissions and those of its customers.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities.TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.